

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 12, 2021

Jeffrey Doctoroff
General Counsel
MultiPlan Corp
115 Fifth Avenue
New York, New York 10003

      Re: MultiPlan Corp
          Registration Statement on Form S-3
          Filed on November 4, 2021
          File No. 333-260783

Dear Mr. Doctoroff:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot 202-551-3442 at with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: William Brentani